

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-0405

DIVISION OF
CORPORATION FINANCE
MAIL STOP 7010

March 16, 2007

Mr. Lindsay Hall
Executive Vice-President & Chief Financial Officer
Goldcorp Inc.
Waterfront Centre
Suite 1560 – 200 Burrard Street
Vancouver, BC V6C 3L6
Canada

>   **Re: Goldcorp Inc.**
>   **Form 40-F/A for Fiscal Year Ended December 31, 2005**
>   **Filed March 12, 2007**
>   **File No. 1-12970**

Dear Mr. Hall:

We have completed our review of your Form 40-F/A and related filings and do not, at this time, have any further comments.

Sincerely,

Jill S. Davis
Branch Chief